EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Takeda Pharmaceutical Company Limited:

We consent to the use of our reports dated June 24, 2020, with respect to the consolidated statements of financial position of Takeda Pharmaceutical Company Limited and subsidiaries as of March 31, 2020 and 2019, the related consolidated statements of profit or loss, profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2020, and the related notes, and the effectiveness of internal control over financial reporting as of March 31, 2020, incorporated herein by reference in this registration statement on Form S-8.

/s/ KPMG AZSA LLC

Tokyo, Japan
June 25, 2020